Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis
November 9, 2023
This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the three quarters ended September 30, 2023, dated November 9, 2023, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2023, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2022 Annual Report filed on February 22, 2023.

Our unaudited interim consolidated financial statements and related notes for the quarter and the three quarters ended September 30, 2023, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to apply the same accounting policies as those used in 2022. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2023 (incorporated here by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the Q3 2023 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Management’s Discussion and Analysis September 30, 2023	M-1	Stantec Inc.

Business Model
As a global design and delivery leader in sustainable engineering, architecture, and environmental services, Stantec is a trusted advisor for our clients and communities. Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency, and we are well positioned to address the pipeline of opportunities arising from various stimulus programs, market momentum, and growing demands for sustainable and climate change solutions. As part of our business model, we explore and develop innovative ideas and digital solutions that complement our core consulting services.

Stantec's vision is to remain a top tier global design firm that maximizes long-term, sustainable value for our stakeholders, through continued diversification through organic and acquisition growth.

The Stantec community unites more than 28,000 employees working in over 400 locations across six continents. Our geographic and service diversification allow us to cultivate close client relationships and provide professional services in various sectors across all phases of the project life cycle. Please see pages M-1 to M-2 of Stantec’s 2022 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2022 and 2023
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
L2P	October 2022	Philadelphia, Pennsylvania	40			●
Environmental Systems Design	June 2023	Chicago, Illinois	300			●
Global
Barton Willmore	April 2022	Reading, United Kingdom	300	●

Management’s Discussion and Analysis September 30, 2023	M-2	Stantec Inc.

Q3 2023 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,693.2	128.6%	1,473.2	127.0%	4,870.6	127.4%	4,163.7	125.2%
Net revenue	1,316.8	100.0%	1,160.0	100.0%	3,824.0	100.0%	3,326.8	100.0%
Direct payroll costs	595.7	45.2%	533.0	45.9%	1,748.9	45.7%	1,530.0	46.0%
Project margin	721.1	54.8%	627.0	54.1%	2,075.1	54.3%	1,796.8	54.0%
Administrative and marketing expenses	487.1	37.0%	445.4	38.4%	1,462.7	38.3%	1,303.1	39.2%
Depreciation of property and equipment	14.8	1.1%	14.4	1.2%	45.0	1.2%	43.0	1.3%
Depreciation of lease assets	30.1	2.3%	29.7	2.6%	91.2	2.4%	90.2	2.7%
Net reversal of lease assets impairment	(0.8)	(0.1%)	(1.1)	(0.1%)	(2.9)	(0.1%)	(3.7)	(0.1%)
Amortization of intangible assets	25.6	1.9%	26.6	2.3%	78.3	2.0%	77.1	2.3%
Net interest expense	25.1	1.9%	18.7	1.6%	68.1	1.8%	46.5	1.4%
Other	5.1	0.5%	4.2	0.4%	1.3	—%	13.3	0.4%
Income taxes	30.2	2.3%	21.1	1.8%	74.6	2.0%	53.8	1.6%
Net income	103.9	7.9%	68.0	5.9%	256.8	6.7%	173.5	5.2%
Basic and diluted earnings per share (EPS)	0.94	n/m	0.61	n/m	2.31	n/m	1.56	n/m
Adjusted EBITDA (note)	241.3	18.3%	193.3	16.7%	636.4	16.6%	532.2	16.0%
Adjusted net income (note)	126.7	9.6%	95.0	8.2%	317.0	8.3%	256.0	7.7%
Adjusted diluted EPS (note)	1.14	n/m	0.86	n/m	2.86	n/m	2.30	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m	0.585	n/m	0.540	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Q3 2023 compared to Q3 2022
We delivered record third quarter earnings, as continued strong demand was met with high utilization, particularly in the United States and Canada. Our excellent operational performance was augmented by effective workforce management strategies and continued robust organic hiring, bolstered by the effect of voluntary turnover returning to pre-pandemic levels in North America. Third quarter results also reflected the favorable impacts from a higher-than-typical volume of resolved change orders.
•Net revenue increased 13.5% or $156.8 million to $1.3 billion, primarily driven by 9.0% organic growth. Every regional and business operating unit achieved organic growth, with the United States and Water and Environmental Services business units reaching double digits.
•Project margin increased $94.1 million or 15.0% to $721.1 million. As a percentage of net revenue, project margin increased by 70 basis points to 54.8% due to strong project execution and enhanced by the resolution of change orders.
•Adjusted EBITDA increased $48.0 million or 24.8% to $241.3 million. Adjusted EBITDA margin increased by 160 basis points over Q3 2022 to 18.3%, driven by increased activities leading to higher utilization and operating leverage as well as sustained discipline in cost management, partly offset by a significant expense related to the revaluation of our long term incentive plan (LTIP) primarily due to strong share price appreciation year-to-date. Excluding the revaluation, adjusted EBITDA margin achieved was 18.9%.

Management’s Discussion and Analysis September 30, 2023	M-3	Stantec Inc.

•Net income and diluted EPS achieved record highs in the quarter. Net income increased 52.8%, or $35.9 million, to $103.9 million, and diluted EPS increased 54.1%, or $0.33, to $0.94, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.
•Adjusted net income and adjusted diluted EPS achieved record highs in the quarter. Adjusted net income grew 33.4%, or $31.7 million, to $126.7 million, achieving 9.6% of net revenue (10.0% excluding the effect of the LTIP revaluation), and adjusted diluted EPS increased 32.6% to $1.14 ($1.19 excluding the effect of the LTIP revaluation).
•Contract backlog increased to $6.4 billion at September 30, 2023, reflecting 5.5% organic growth from December 31, 2022. Organic backlog growth was achieved across all our regional units, with Water attaining over 20% organic backlog growth. Contract backlog represents approximately 12 months of work.
•Operating cash flows increased $120.3 million, with cash inflows of $213.4 million, reflecting strong revenue growth and operational performance. This compares to $93.1 million in the comparative period, which included impacts from the Cardno financial system integration.
•DSO was 83 days, a decrease of 3 days from September 30, 2022.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2023 was 1.5x, remaining within our internal target range of 1.0x to 2.0x.
•On November 9, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on January 16, 2024, to shareholders of record on December 29, 2023.

Year-to-date Q3 2023 compared to year-to-date Q3 2022
•Net revenue increased 14.9% or $497.2 million to $3.8 billion, primarily driven by 10.7% organic growth. Double-digit organic growth was achieved in the United States and in our Water, Environmental Services, and Energy & Resources businesses.
•Project margin increased $278.3 million or 15.5% to $2.1 billion. As a percentage of net revenue, project margin increased 30 basis points to 54.3%.
•Adjusted EBITDA increased $104.2 million or 19.6% to $636.4 million. Adjusted EBITDA margin increased by 60 basis points over the prior period to 16.6%, driven by increased activities and disciplined cost management, partly offset by a significant expense related to the revaluation of our LTIP primarily due to strong year-to-date share price appreciation. Excluding the revaluation, adjusted EBITDA margin achieved was 17.2%.
•Net income increased 48.0%, or $83.3 million, to $256.8 million, and diluted EPS increased 48.1%, or $0.75, to $2.31, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.
•Adjusted net income grew 23.8%, or $61.0 million, to $317.0 million, achieving 8.3% of net revenue (8.7% excluding the effect of the LTIP revaluation), and adjusted diluted EPS increased 24.3% to $2.86 ($3.01 excluding the effect of the LTIP revaluation).
•Operating cash flows increased $186.4 million, with cash inflows of $281.1 million, reflecting strong revenue growth and operational performance. This compares to $94.7 million in the comparative period, which included impacts from the Cardno financial system integration.
•Year to date Q3 2023, we repurchased 129,036 of our common shares under our Normal Course Issuer Bid (NCIB) program at a cost of $10.0 million.

Management’s Discussion and Analysis September 30, 2023	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	103.9	68.0	256.8	173.5
Add back (deduct):
Income taxes	30.2	21.1	74.6	53.8
Net interest expense	25.1	18.7	68.1	46.5
Net reversal of lease assets impairment (note 1)	(1.8)	(1.4)	(3.8)	(3.3)
Depreciation and amortization	70.5	70.7	214.5	210.3
Unrealized loss (gain) on equity securities	3.1	3.7	(4.1)	22.2
Acquisition, integration, and restructuring costs (note 4)	10.3	12.5	30.3	29.2

Adjusted EBITDA	241.3	193.3	636.4	532.2

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	103.9	68.0	256.8	173.5
Add back (deduct) after tax:
Net reversal of lease assets impairment (note 1)	(1.4)	(1.0)	(3.0)	(2.5)
Amortization of intangible assets related to acquisitions (note 2)	12.6	15.6	41.7	45.8
Unrealized loss (gain) on equity securities (note 3)	2.4	2.8	(3.2)	16.9
Acquisition, integration, and restructuring costs (note 4)	9.2	9.6	24.7	22.3

Adjusted net income	126.7	95.0	317.0	256.0
Weighted average number of shares outstanding - diluted	110,958,545	110,896,770	110,955,101	111,150,916
Adjusted earnings per share - diluted	1.14	0.86	2.86	2.30
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net reversal of lease assets impairment includes onerous contracts associated with the impairment for the quarter ended September 30, 2023 of $(1.0) (2022 - $(0.3)) and for the three quarters ended September 30, 2023 of $(0.9) (2022 - $0.4). For the quarter ended September 30, 2023, this amount is net of tax of $(0.4) (2022 - $(0.4)). For the three quarters ended September 30, 2023, this amount is net of tax of $(0.8) (2022 - $(0.8)).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2023, this amount is net of tax of $3.7 (2022 - $4.8). For the three quarters ended September 30, 2023 this amount is net of tax of $12.1 (2022 - $14.2).
note 3: For the quarter ended September 30, 2023, this amount is net of tax of $0.7 (2022 - $0.9). For the three quarters ended September 30, 2023 this amount is net of tax of $(0.9) (2022- $5.3).
note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended September 30, 2023, this amount is net of tax of $2.7 (2022 - $2.9). For the three quarters ended September 30, 2023, this amount is net of tax of $7.2 (2022- $6.9).

Management’s Discussion and Analysis September 30, 2023	M-5	Stantec Inc.

Financial Targets - Revised
In our Q2 2023 Interim Report, we revised and increased certain targets contained within our 2023 guidance (provided on page M-10 in our 2022 Annual Report, incorporated here by reference) based on the strength of our financial performance to date and our outlook for the second half of this year.

As a result of our outperformance relative to our expectations in Q3 2023, we are again raising our guidance as follows:

	Previously Published 2023 Annual Range	Revised 2023 Annual Range
Targets
Net revenue growth	10% to 13%	12% to 14%
Adjusted EBITDA as % of net revenue (note)	16.3% to 16.7%	16.7% to 17.1%
Adjusted net income as % of net revenue (note)	above 7.5%	above 8.2%
Adjusted diluted EPS growth (note)	12% to 15%	22% to 25%
Adjusted ROIC (note)	above 10.5%	above 11.5%
Our revised targets and guidance assumed the average value for the US dollar to be $1.35, GBP to be $1.66, and AU $0.91. For all other underlying assumptions, see page M-24. These targets do not include the impact of revaluing our share-based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2022, as further described below.
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A.

Outlook
The revised guidance we provided in the Outlook section of our Q2 2023 Interim Report (incorporated here by reference) was based on our expectation that market fundamentals would continue to spur strong growth in our US and Global business, while Canada would maintain high levels of activity, moderating to organic growth in the mid single digits. The Canadian market has continued to be more resilient than expected across our business units, and particularly in Water and Infrastructure where organic growth forecasts were exceeded in the third quarter—but we do continue to expect growth to moderate in the fourth quarter. In the US, growth is being propelled by the continued imperative to solve water scarcity challenges, protect against severe weather events, and transition to a net zero future. As well, third quarter results were bolstered by strong project execution and the favorable impacts from a higher-than-typical volume of resolved change orders and lower than anticipated administration and marketing costs. These factors have led to outperformance in the third quarter and increased expectations for earnings in 2023 relative to our previous projections.

Net Revenue
We now expect our net revenue growth will achieve 12% to 14%, and continue to expect that overall net revenue organic growth will reach the high single digits. In Canada, now we expect organic net revenue growth to be in the mid to high single digits (previously mid single digits). We continue to expect organic net revenue growth in the US to be in the low double digits, and that Global will achieve mid to high single digit organic net revenue growth.

Adjusted EBITDA Margin
We increased our target range for adjusted EBITDA margin excluding the effect of LTIP revaluation, to 16.7% to 17.1% (previously 16.3% to 16.7%) to reflect our year-to-date achievements and confidence in continuing solid project execution and operational efficiency.

Adjusted Net Income as a % of Net Revenue and Adjusted Diluted EPS Growth
Based on the factors described above, we raised our target for adjusted net income as a percentage of net revenue to above 8.2% (previously above 7.5%), and range for adjusted diluted earnings per share growth to 22.0% to 25.0% (previously 12% to 15%), both of which exclude the effect of LTIP revaluation. Because of the regular seasonal

Management’s Discussion and Analysis September 30, 2023	M-6	Stantec Inc.

factors in the northern hemisphere, we reiterate our guidance that our earnings pattern will continue to fall within 40 to 45% in Q1 and Q4, and 55 to 60% in Q2 and Q3.

Adjusted ROIC
As a result of our increased adjusted net income target, we increased our expectation for adjusted ROIC to above 11.5%.
Effect of Long-term Incentive Plan
Consistent with guidance previously provided, our revised targets do not include the impact of revaluing our share- based compensation, which fluctuates primarily due to share price movements subsequent to December 31, 2022. For the year to date, the revaluation resulted in a $22.0 million expense (pre-tax), the equivalent of 60 basis points as a percentage of net revenue and $0.15 EPS. If the LTIP metrics existing at Q3 remain constant to the end of the year, the impact to the fourth quarter would be approximately $2.7 million (pre-tax) or $0.02 EPS, and $24.7 million (pre-tax) or $0.17 EPS for 2023 of higher share-based compensation expense.

Further, the above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions.
Financial Performance
The following sections outline specific factors that affected the results of our operations in Q3 2023 and year to date Q3 2023.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $25.6 million positive impact on our net revenue results in Q3 2023 compared to Q3 2022 and a net $95.4 million positive impact year to date in 2023 compared to 2022:
•The US dollar averaged $1.31 in Q3 2022 and $1.34 in Q3 2023—a 2.3% increase. Year to date, the US dollar averaged $1.28 in Q3 2022 and $1.35 in Q3 2023—a 5.5% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.53 in Q3 2022 and $1.70 in Q3 2023—a 11.1% increase. Year to date, the GBP averaged $1.61 in Q3 2022 and $1.67 in Q3 2023—a 3.7% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.89 in Q3 2022 and $0.88 in Q3 2023—a 1.4% decrease. Year to date, the AU dollar averaged $0.91 in Q3 2022 and $0.90 Q3 2023— a 1.1% decrease. The weakening AU dollar compared to the Canadian dollar had a negative effect on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis September 30, 2023	M-7	Stantec Inc.

Gross Revenue by Reportable Segment - Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023	Q3 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	360.6	340.2	20.4	—	n/a	20.4	6.0%
United States	974.2	795.5	178.7	42.7	22.1	113.9	14.3%
Global	358.4	337.5	20.9	—	12.5	8.4	2.5%
Total	1,693.2	1,473.2	220.0	42.7	34.6	142.7
Percentage Growth			14.9%	2.9%	2.3%	9.7%

Net Revenue by Reportable Segment - Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023	Q3 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	315.9	294.1	21.8	—	n/a	21.8	7.4%
United States	711.6	591.8	119.8	26.9	16.4	76.5	12.9%
Global	289.3	274.1	15.2	—	9.2	6.0	2.2%
Total	1,316.8	1,160.0	156.8	26.9	25.6	104.3
Percentage Growth			13.5%	2.3%	2.2%	9.0%

Gross Revenue by Reportable Segment - year-to-date Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023 YTD	Q3 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	1,068.9	979.7	89.2	—	n/a	89.2	9.1%
United States	2,732.2	2,234.5	497.7	51.7	108.3	337.7	15.1%
Global	1,069.5	949.5	120.0	12.3	18.9	88.8	9.4%
Total	4,870.6	4,163.7	706.9	64.0	127.2	515.7
Percentage Growth			17.0%	1.5%	3.1%	12.4%

Net Revenue by Reportable Segment - year-to-date Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023 YTD	Q3 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	939.2	859.7	79.5	—	n/a	79.5	9.2%
United States	2,022.0	1,688.7	333.3	32.5	81.9	218.9	13.0%
Global	862.8	778.4	84.4	11.9	13.5	59.0	7.6%
Total	3,824.0	3,326.8	497.2	44.4	95.4	357.4
Percentage Growth			14.9%	1.3%	2.9%	10.7%

Management’s Discussion and Analysis September 30, 2023	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit - Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023	Q3 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	442.7	419.2	23.5	—	9.6	13.9	3.3%
Water	355.8	298.0	57.8	—	10.0	47.8	16.0%
Buildings	337.8	261.9	75.9	42.7	4.1	29.1	11.1%
Environmental Services	374.1	324.1	50.0	—	7.9	42.1	13.0%
Energy & Resources	182.8	170.0	12.8	—	3.0	9.8	5.8%
Total	1,693.2	1,473.2	220.0	42.7	34.6	142.7
Percentage growth			14.9%	2.9%	2.3%	9.7%

Net Revenue by Business Operating Unit - Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023	Q3 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	353.7	335.3	18.4	—	7.6	10.8	3.2%
Water	279.3	230.4	48.9	—	7.2	41.7	18.1%
Buildings	254.2	207.5	46.7	26.9	2.8	17.0	8.2%
Environmental Services	271.4	235.4	36.0	—	5.8	30.2	12.8%
Energy & Resources	158.2	151.4	6.8	—	2.2	4.6	3.0%
Total	1,316.8	1,160.0	156.8	26.9	25.6	104.3
Percentage growth			13.5%	2.3%	2.2%	9.0%

Gross Revenue by Business Operating Unit - year-to-date Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023 YTD	Q3 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,304.0	1,175.8	128.2	12.3	33.3	82.6	7.0%
Water	1,025.2	847.4	177.8	—	34.3	143.5	16.9%
Buildings	924.5	749.9	174.6	51.7	19.1	103.8	13.8%
Environmental Services	1,053.0	909.4	143.6	—	29.4	114.2	12.6%
Energy & Resources	563.9	481.2	82.7	—	11.1	71.6	14.9%
Total	4,870.6	4,163.7	706.9	64.0	127.2	515.7
Percentage growth			17.0%	1.5%	3.1%	12.4%

Management’s Discussion and Analysis September 30, 2023	M-9	Stantec Inc.

Net Revenue by Business Operating Unit - year-to-date Q3 2023
(In millions of Canadian dollars, except percentages)	Q3 2023 YTD	Q3 2022 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,042.9	950.2	92.7	11.9	25.4	55.4	5.8%
Water	807.3	655.2	152.1	—	24.9	127.2	19.4%
Buildings	711.3	609.8	101.5	32.5	14.0	55.0	9.0%
Environmental Services	773.7	676.0	97.7	—	22.0	75.7	11.2%
Energy & Resources	488.8	435.6	53.2	—	9.1	44.1	10.1%
Total	3,824.0	3,326.8	497.2	44.4	95.4	357.4
Percentage growth			14.9%	1.3%	2.9%	10.7%

We continued to achieve strong growth from solid performances in all of our geographies and businesses, which contributed to a 13.5% net revenue increase in Q3 2023 compared to Q3 2022 and a 14.9% increase year to date. Public infrastructure spending and private investment continue to be key growth drivers in 2023, with increased project work in water security, transportation, and energy transition. Other key drivers are the urgent challenges to tackle climate change and sustainability, along with re-shoring of domestic production to strengthen local supply chain resilience and security. Investments in smart cities, buildings, and designing facilities to meet the needs in the civic, healthcare, residential, and industrial markets also continue to be growth drivers.

Canada
We achieved 7.4% organic net revenue growth in the quarter and 9.2% year to date in our Canadian operations as both private and public spending remained robust and contributed to double-digit growth in Environmental Services, Infrastructure, and Water. In our Environmental Services business, demand remained high for our expertise in permitting and archaeological work to support midstream energy and transportation projects and increased environmental impact assessment activity in the renewable energy sector. Solid growth in Infrastructure was primarily driven by both bridge and roadway work in western Canada, as well as successful recoveries and change order approvals on certain projects. Our wastewater solutions contributed to strong organic growth in Water.

United States
Net revenue increased 20.2% in the quarter and 19.7% year to date, reflecting continued strong organic growth momentum, positive foreign exchange impact, and acquisition growth. Water, Buildings, and Energy & Resources have achieved double-digit growth for five consecutive quarters. Our Water team capitalized on public sector and industrial project demands across the US and continued our work on large-scale water security projects in the western US. Growth in Buildings was spurred by continued solid investment across most of our sectors, particularly in healthcare, industrial, and science and technology. Energy & Resources delivered strong organic growth, driven by an acceleration of activities on a major power grid upgrade project in Puerto Rico and the ramp-up of a large energy-transition project. The ramp up of projects in our Infrastructure business drove solid organic growth, particularly on transit and rail projects in the western US and roadway work in the eastern US.
Global
In our Global operations, we achieved net revenue growth of 5.5% in the quarter and 10.8% year to date, reflecting solid organic and acquisition net revenue growth and positive foreign exchange impacts. Momentum from 2022 continued into 2023 and contributed to double-digit organic net revenue growth in Water and Energy & Resources. Our industry-leading Water business continued to deliver strong organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure. Energy & Resources delivered robust organic growth as a major energy storage project continued to ramp up in the UK, along with the increasing imperative for energy-transition solutions that continued to drive demand in mining for copper and other metals.

Management’s Discussion and Analysis September 30, 2023	M-10	Stantec Inc.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS.

(In millions of Canadian dollars, except percentages)	Sep 30, 2023	Dec 31, 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,341.6	1,249.2	92.4	—	n/a	92.4	7.4%
United States	4,051.7	3,715.9	335.8	143.1	11.1	181.6	4.9%
Global	956.7	936.6	20.1	—	(31.4)	51.5	5.5%
Total	6,350.0	5,901.7	448.3	143.1	(20.3)	325.5
Percentage Growth			7.6%	2.4%	(0.3)%	5.5%

Our contract backlog at September 30, 2023 of $6.4 billion, grew 5.5% organically, or $325.5 million, representing approximately 12 months of work, consistent with December 31, 2022. The increase in our contract backlog was driven by organic growth across all our regional units, and in our Water, Buildings, and Environmental Services business lines.

Major Project Awards
Our diversified approach and multidisciplinary teams position us to capture the growing demand for engineering and design services along with solutions for sustainability, climate change mitigation, and resilience. Our backlog and project wins continue to reflect our clients' priorities in areas such as water security, aging infrastructure, and energy transition.

Canada
Our Environmental Services business continues to be a recognized leader. Our team was selected to provide environmental baseline studies for several mining projects, including First Mining Gold’s Duparquet Project in Quebec. In Ontario, our Water team was awarded engineering design services for Phase 2 of cogeneration system upgrades at the City of Ottawa’s Robert O. Pickard Environmental Centre wastewater treatment facility. The project aims to reduce greenhouse gas emissions and lower utility costs. Demand for repairing or replacing aging infrastructure continues across Canada, and our Infrastructure group was chosen for multiple bridge reconstruction and roadway projects, including technical advisory services for Metro Vancouver’s SkyTrain extension. In Energy & Resources, our mining team was chosen to provide reliable, sustainable, and resilient infrastructure solutions for several projects to help reduce emissions, improve energy efficiency, and increase sustainability.

United States
Water requirements for advanced manufacturing facilities and water use and treatment continue to be key themes for our US Water group. Our team was awarded a contract amendment for the final design phase of the US$100 million Tampa Bay Water potable water supply project, bringing our total fees to US$14 million. Our award-winning expertise in commercial buildings resulted in multiple contract awards for data centers, civil projects, and affordable housing. In addition to contract awards for various ecological, permitting, and energy transition projects, our Environmental Services team secured a six-year contract for habitat restoration in one of the oldest and largest forest preserves, the Forest Preserve District of Cook County in Illinois, emphasizing our proven track record in natural areas management.
Global
We continue to work on vital water projects for communities around the world. Our Water group was recently appointed to provide technical advisory services, engineering designs, and program management for various water frameworks. Highlights include being the first consultant appointed to the Belfast Wastewater Treatment Works for

Management’s Discussion and Analysis September 30, 2023	M-11	Stantec Inc.

Northern Ireland Water. Globally, the ongoing need for critical minerals and metals, such as copper, is driving demand to upgrade aging mining infrastructure. Our Energy & Resources team was selected for a variety of mining projects, including the delivery of reliable power supply solutions, environmental permitting and compliance, and feasibility studies.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2022 Annual Report (incorporated here by reference).

Project Margin by Reportable Segment
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	168.8	53.4%	156.0	53.0%	503.6	53.6%	455.7	53.0%
United States	398.6	56.0%	324.5	54.8%	1,113.5	55.1%	925.9	54.8%
Global	153.7	53.1%	146.5	53.4%	458.0	53.1%	415.2	53.3%
Total	721.1	54.8%	627.0	54.1%	2,075.1	54.3%	1,796.8	54.0%

Project Margin by Business Operating Unit
	Quarter Ended Sep 30,				Three Quarters Ended Sep 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	192.3	54.4%	179.9	53.7%	560.5	53.7%	510.7	53.7%
Water	152.3	54.5%	127.2	55.2%	437.7	54.2%	359.0	54.8%
Buildings	139.4	54.8%	111.4	53.7%	384.1	54.0%	327.3	53.7%
Environmental Services	154.1	56.8%	132.0	56.1%	435.0	56.2%	381.2	56.4%
Energy & Resources	83.0	52.5%	76.5	50.5%	257.8	52.7%	218.6	50.2%
Total	721.1	54.8%	627.0	54.1%	2,075.1	54.3%	1,796.8	54.0%

Project margin in the quarter increased $94.1 million, or 15.0%, and as a percentage of net revenue, project margin increased to 54.8% from 54.1%. Year to date, project margin increased $278.3 million, or 15.5%, and as a percentage of net revenue, project margin increased to 54.3% from 54.0%. Net revenue growth driven by robust public and private investment contributed to the project margin increases. As a percentage of net revenue, project margin remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin in the quarter increased $12.8 million to $168.8 million and year to date increased $47.9 million to $503.6 million. As a percentage of net revenue, project margin was 53.4% in the quarter and 53.6% year to date, a 40 and 60 basis point increase, respectively, compared to prior periods due primarily to strong volume on high margin archaeological work in Environmental Services and solid project performance, particularly in Energy & Resources. Additionally, certain project recoveries and change order approvals in Infrastructure contributed to project margin increases.

Management’s Discussion and Analysis September 30, 2023	M-12	Stantec Inc.

In our US operations, project margin in the quarter increased $74.1 million to $398.6 million and year to date increased $187.6 million to $1,113.5 million. As a percentage of net revenue, project margin increased 120 basis points in the quarter to 56.0% and 30 basis points year to date to 55.1%. Margin increases in the quarter were primarily due to strong project execution across our business, particularly in Energy and Resources and Environmental Services, as well as certain project recoveries in Infrastructure.

In our Global operations, project margin in the quarter increased $7.2 million to $153.7 million and year to date increased $42.8 million to $458.0 million. As a percentage of net revenue, project margin decreased 30 basis points to 53.1% in the quarter and 20 basis points to 53.1% year to date. Project margin remained consistent with expectations, decreasing slightly as a result of our project mix.

Administrative and Marketing Expenses
Administrative and marketing expenses decreased as a percentage of net revenue from 38.4% in Q3 2022 to 37.0% in Q3 2023 and year to date from 39.2% in 2022 to 38.3% in 2023. Our high utilization and disciplined management of operations resulted in lower administrative and marketing costs as a percentage of net revenue. Lower provisions for claims estimates also contributed to the decrease. Partly offsetting these decreases were higher share-based compensation costs, which include the impact of the revaluation of our LTIP ($7.1 million, or 50 basis points as a percentage of net revenue in Q3, and $22.0 million, or 60 basis points year to date).

Net Interest Expense
Net interest expense increased $6.4 million in the quarter and $21.6 million in the first three quarters of 2023 compared to the same periods in 2022. This was primarily due to rising interest rates impacting our credit and term loan facilities.

Other Income
Other income was $7.2 million in the first three quarters of 2023 compared to a loss of $5.8 million in the same period in 2022. Other income from our investments held for self-insured liabilities included a net gain of $4.3 million year to date compared to a net loss of $6.5 million in the same period in 2022.

Income Taxes
Our effective income tax rate decreased from 23.7% to 22.5% in both the third quarter and year to date compared to the same periods last year. We continue to benefit from our implemented tax strategy and recognized additional tax savings.

Management’s Discussion and Analysis September 30, 2023	M-13	Stantec Inc.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2023			2022				2021
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	1,693.2	1,638.2	1,539.2	1,513.5	1,473.2	1,376.6	1,313.9	1,185.3
Net revenue	1,316.8	1,278.7	1,228.5	1,130.4	1,160.0	1,116.7	1,050.1	916.2
Net income	103.9	88.0	64.9	73.5	68.0	60.7	44.8	16.6
Diluted earnings per share	0.94	0.79	0.59	0.66	0.61	0.55	0.40	0.15
Adjusted net income (note)	126.7	109.4	80.9	91.1	95.0	92.6	68.4	63.8
Adjusted diluted EPS (note)	1.14	0.99	0.73	0.82	0.86	0.83	0.61	0.57
note: Adjusted net income and adjusted diluted EPS are non-IFRS measures further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted diluted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted diluted EPS are also affected by the change in the market price of our shares since we do not include dilutive options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q3 2023	Q2 2023	Q1 2023	Q4 2022
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Increase in net revenue due to
Organic growth	104.3	125.2	127.9	96.9
Acquisition growth	26.9	3.1	14.4	89.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	25.6	33.7	36.1	27.4
Total increase in net revenue	156.8	162.0	178.4	214.2

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q3 2023 compared to Q3 2022 primarily reflects organic and acquisition growth and a net positive foreign exchange impact. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis September 30, 2023	M-14	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2022:

(In millions of Canadian dollars)	Sep 30, 2023	Dec 31, 2022

Total current assets	2,251.2	1,937.8
Property and equipment	266.9	250.7
Lease assets	453.1	470.4
Goodwill	2,409.0	2,346.4
Intangible assets	291.2	320.4
Net employee defined benefit asset	67.1	57.4
Deferred tax assets	80.8	45.2
Other assets	268.4	224.6
Total assets	6,087.7	5,652.9

Current portion of long-term debt	148.0	52.2
Current portion of provisions	48.0	48.1
Current portion of lease liabilities	102.0	99.0
All other current liabilities	1,324.3	1,210.7

Total current liabilities	1,622.3	1,410.0
Lease liabilities	485.9	522.4
Income taxes payable	4.0	7.1
Long-term debt	1,257.9	1,183.6
Provisions	150.4	149.7
Net employee defined benefit liability	27.8	32.3
Deferred tax liabilities	35.5	28.2
Other liabilities	40.7	33.6
Equity	2,463.2	2,286.0
Total liabilities and equity	6,087.7	5,652.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased slightly primarily due to the weakening of the Australian dollar relative to the Canadian dollar, partially offset by the strengthening of the US dollar and British pound relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of the ESD acquisition and measurement period adjustments for prior acquisitions increased goodwill by $72.8 million, intangible assets by $37.6 million, and lease assets and liabilities by $14.8 million and $11.9 million, respectively. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Lease assets and intangible assets were reduced by depreciation and amortization expense, partly offset by lease additions and modifications. Other assets increased primarily as a result of purchases of investments and unrealized fair value increases recorded in investments held for self-insured liabilities and derivative financial instruments.

Deferred tax assets increased $35.6 million due to the estimated change in temporary differences, including those related to research and experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes.

Management’s Discussion and Analysis September 30, 2023	M-15	Stantec Inc.

Long-term debt increased $170.1 million due to the issuance of $250.0 million in senior unsecured notes, a new unsecured bilateral term credit facility of $100.0 million, and an increase in notes payable related to the ESD acquisition. These increases were partly offset by payments made on our revolving credit facility, software financing obligations, and notes payable. Lease liabilities decreased due to lease payments made partly offset by additions, modifications, and interest accretion.
Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings from our $1.2 billion revolving and term loan credit facilities (with access to an additional $600 million subject to approval), $550 million senior unsecured notes, and £20 million uncommitted unsecured multicurrency credit facility; and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at September 30, 2023, compared to December 31, 2022:

(In millions of Canadian dollars, except ratios)	Sep 30, 2023	Dec 31, 2022
Current assets	2,251.2	1,937.8
Current liabilities	1,622.3	1,410.0
Working capital (note)	628.9	527.8
Current ratio (note)	1.39	1.37
note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position decreased slightly primarily due to the weakening of the Australian dollar relative to the Canadian dollar, partially offset by the strengthening of the US dollar and British pound relative to the Canadian dollar. Other factors that impacted our current assets and liabilities are indicated below.

Current assets increased due to a collective increase of $273.6 million in trade and other receivables, unbilled receivables, and contract assets due to strong organic revenue growth and the ESD acquisition. In addition, cash and deposits increased $23.7 million (explained in the Cash Flows section of this MD&A).
Our DSO, defined in the Definitions section of this MD&A, was 83 days at September 30, 2023, an increase of 2 days from December 31, 2022 and a decrease of 3 days from September 30, 2022. DSO is typically higher in the third quarter as a result of seasonal impacts and the prior period also included impacts from the Cardno integration.
The increase in current liabilities was largely the result of higher trade and other payables due to increased activities and the timing of payroll and supplier payments, an increase to deferred revenue from strong organic growth, and an increase in the current portion of long-term debt (explained in the Statement of Financial Position section of this MD&A). These increases were partly offset by decreases in bank indebtedness (explained in the Cash Flows section of this MD&A).

Management’s Discussion and Analysis September 30, 2023	M-16	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30,			Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2023	2022	Change	2023	2022	Change
Cash flows from operating activities	213.4	93.1	120.3	281.1	94.7	186.4
Cash flows used in investing activities	(46.5)	(44.7)	(1.8)	(174.9)	(56.3)	(118.6)
Cash flows used in financing activities	(224.8)	(109.2)	(115.6)	(79.5)	(119.2)	39.7

Cash Flows From Operating Activities
Cash flows from operating activities were $281.1 million, which increased $186.4 million compared to 2022. Strong revenue growth and operational performance contributed to increased cash flow. This was partly offset by increased tax installments paid, reflecting higher projected taxable income and the new US tax legislation which delays the deduction of certain research and experimental expenditures, higher employee incentive payments related to prior year's performance, and increased interest payments. Operating cash flows in 2022 included impacts from the Cardno financial system integration.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $174.9 million year to date compared to $56.3 million in 2022. This is due primarily to our investments held for self-insured liabilities which included net purchases of $24.7 million in the first three quarters of 2023 compared to net proceeds of $34.7 million earned from the sale of investments in the prior period. Cash used to purchase property and equipment and intangible assets of $80.3 million was also higher compared to $46.3 million in 2022. Net cash used to fund a portion of our acquisition of ESD was $75.6 million compared to $47.6 million used in business acquisitions in the prior period.

Cash Flows Used in Financing Activities
Cash flows used in financing activities for the year to date were $79.5 million, a $39.7 million decrease in cash outflows compared to 2022. The decrease was driven by net proceeds from the issue of senior unsecured notes and a new bilateral term loan facility, which aggregated to $348.8 million, and lower share repurchases. These decreases were partly offset by net repayments made on our revolving credit facility and bank indebtedness.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis September 30, 2023	M-17	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Sep 30, 2023	Dec 31, 2022
Current and non-current portion of long-term debt	1,405.9	1,235.8
Less: cash and cash equivalents	(172.0)	(148.3)
Bank indebtedness	27.8	65.4
Net debt	1,261.7	1,152.9
Shareholders' equity	2,463.2	2,286.0
Total capital managed	3,724.9	3,438.9
Trailing twelve months adjusted EBITDA from continuing operations (note)	828.1	723.9
Net debt to adjusted EBITDA ratio (note)	1.5	1.6
note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At September 30, 2023, our net debt to adjusted EBITDA ratio was 1.5x, falling within our stated internal guideline, and lower compared to December 31, 2022.

Our credit facilities include senior unsecured notes, revolving credit and term loan facilities, and an uncommitted multicurrency credit facility. Senior unsecured notes, including notes issued on June 27, 2023, aggregate to $550 million. Our syndicated senior credit facilities, structured as a sustainability-linked loan, consist of a revolving credit facility in the maximum of $800 million, a term loan of $310 million, and access to additional funds of $600 million through an accordion feature. Our unsecured bilateral term credit facility is $100 million and our uncommitted unsecured multicurrency credit facility is £20 million.

We are required to comply with certain covenants as part of our revolving credit facility, term loan, unsecured bilateral term credit facility, and senior unsecured notes. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At September 30, 2023, $455.2 million was available in our credit facilities for future activities, and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2023.

Shareholders’ Equity
Shareholders’ equity increased $177.2 million from December 31, 2022. Net income of $256.8 million earned in the first three quarters of 2023 and share options exercised for cash of $9.3 million were partly offset by dividends declared of $64.9 million, a comprehensive loss of $14.4 million, primarily related to exchange differences on translation of our foreign subsidiaries, and shares repurchased under our NCIB of $10.0 million.

Our normal course issuer bid (NCIB) on the TSX was renewed on November 14, 2022, enabling us to repurchase up to 5,538,309 of our common shares during the period of November 16, 2022 to November 15, 2023. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 129,036 common shares for an aggregate price of $10.0 million in the first three quarters of 2023 compared to repurchases of 1,085,676 common shares for an aggregate price of $65.3 million in the same period of 2022.

Management’s Discussion and Analysis September 30, 2023	M-18	Stantec Inc.

Other
Outstanding Share Data
At September 30, 2023, 110,958,545 common shares were outstanding. From October 1, 2023 to November 9, 2023, no shares were repurchased under our Automatic Share Purchase Plan and at November 9, 2023, 110,958,545 common shares were outstanding.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2022 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at September 30, 2023.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2022 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At September 30, 2023, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2022 Annual Report (incorporated here by reference).

We continue to hold total return swap (TRS) agreements with a financial institution to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units and deferred share units.

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 33 of our audited consolidated financial statements for the year ended December 31, 2022 (included in our 2022 Annual Report and incorporated here by reference). At September 30, 2023, the nature and extent of these transactions were not materially different from those disclosed in the 2022 Annual Report.
Critical Accounting Estimates, Developments, and Measures
Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q3 2023 from those described in our 2022 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2022, audited consolidated financial statements (incorporated here by reference).

The conflicts in Ukraine and the Israel-Gaza area, and higher inflationary environments have had adverse financial impacts on the global economy, but we have not seen an increase to our risk exposure.

Recent Accounting Pronouncements
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2023 (incorporated here by reference) had an effective date of January 1, 2023, but did not

Management’s Discussion and Analysis September 30, 2023	M-19	Stantec Inc.

have a material impact on the consolidated financial statements or accounting policies for the three quarters ended September 30, 2023.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2022 audited consolidated financial statements and note 3 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2023 (both incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as

Management’s Discussion and Analysis September 30, 2023	M-20	Stantec Inc.

defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-18.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS measure, cash flows from operating activities as reported under IFRS, is included in the Additional Reconciliations of Non-IFRS Financial Measure on page M-22.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Management’s Discussion and Analysis September 30, 2023	M-21	Stantec Inc.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-18.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Sep 30,		Three Quarters Ended Sep 30,
(In millions of Canadian dollars)	2023	2022	2023	2022
Net cash flows from operating activities	213.4	93.1	281.1	94.7
Less: capital expenditures (property and equipment and intangible assets)	(39.9)	(20.1)	(80.3)	(46.3)
Less: net lease payments	(32.8)	(36.0)	(94.2)	(107.8)
Free cash flow (note)	140.7	37.0	106.6	(59.4)
note: See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the three quarters ended September 30, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report (incorporated here by reference). We have assessed our risk exposure from the Israel-Gaza conflict as low and will continue to monitor the developments on our exposure.

Subsequent Event
Dividends
On November 9, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on January 16, 2024, to shareholders of record on December 29, 2023.
Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been

Management’s Discussion and Analysis September 30, 2023	M-22	Stantec Inc.

approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2023 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our vision to remain a top tier global design firm;
•Our belief that Stantec remains well positioned to address the pipeline of opportunities arising from stimulus spending programs, market momentum, and growing demands for sustainable and climate change solutions;
•Our expectations in the Outlook section:
◦Strength of our financial performance to date and our outlook for the second half of this year will increase adjusted earnings in 2023 than previously projected;
◦Growth will moderate in the fourth quarter of 2023;
◦Net revenue growth will increase 12% to 14%, with net revenue organic growth in high single digits;
◦Organic net revenue growth in Canada is expected to be in the mid to high single digits;
◦Organic net revenue growth in the US is expected to be in the low double digits;
◦Organic net revenue growth in Global is expected to achieve mid to high single digits;
◦Adjusted EBITDA margin, excluding the effect of LTIP revaluation, is expected to be in the range of 16.7% to 17.1% and reflects our year-to-date achievements and confidence in continued solid project execution and operational efficiency;
◦Adjusted net income as a percentage of net revenue, excluding the effect of LTIP revaluation, is expected to be above 8.2%;
◦Adjusted diluted earnings per share growth, excluding the effect of LTIP revaluation, is expected to be in the range of 22% to 25%;
◦Adjusted ROIC, excluding the effect of LTIP revaluation, is expected to exceed 11.5%;
◦Impact of LTIP remaining constant relative to Q3 2023, will be approximately $2.7 million (pre-tax) or $0.02 EPS for Q4 2023, and an annual impact of $24.7 million (pre-tax) or $0.17 EPS for 2023;
•Our belief that public infrastructure spending, private investment, urgent challenges to tackle climate change and sustainability, re-shoring of domestic production, and investments in smart cities, buildings and designing facilities to meet civic, healthcare, residential and industrial markets are key growth drivers;
•Our ability to increase rates on certain projects to mitigate the impacts of wage inflation and increased selectivity in project pursuits;
•Our diversified approach and multidisciplinary teams position us to capture the growing demand for engineering and design services, and solutions for sustainability, climate change mitigation, and resilience;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

Management’s Discussion and Analysis September 30, 2023	M-23	Stantec Inc.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three quarters ended September 30, 2023, there has been no significant change in our risk factors from those described in our 2022 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. We have revised certain annual targets previously included in our 2022 Annual Report. The assumptions we made at the time of publishing our annual targets and outlook for 2023 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2022 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•In our 2022 Annual Report, our outlook forecast assumed an average value for the US dollar of $1.32, for the British pound of $1.62, and for the Australian dollar of $0.95. In setting our revised targets, we have updated the average value of the US dollar to $1.35, the British pound to $1.66, and the Australian dollar to $0.91.
•Our effective income tax rate, without discrete transactions, was revised from a range of 23% to 24%, assumed in our 2022 Annual Report, to a range of 22.0% to 23.0%.
•The Canadian unemployment rate—5.0% at the end of 2022—increased to 5.5% as of September 2023. In the United States, the unemployment rate—3.5% at the end of 2022—increased to 3.8% as of September 2023.
•In Canada, the number of total housing starts in 2023 was forecasted to decrease by greater than 10% compared to 2022. As of September 2023, new housing construction in Canada decreased 8% over the first three quarters of 2022. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2023 was expected to be 1.14 million. This has since been revised to 1.38 million at September 2023.
•The American Institute of Architects ABI (architectural billing index) has decreased to 44.8 as of September 2023 from 47.5 at December 2022.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 9, 2023, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2023, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2023	M-24	Stantec Inc.